UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tandem Diabetes Care, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

875372 104

(CUSIP Number)

Kim D. Blickenstaff

President and Chief Executive Officer

Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, California 92121

(858) 366-6900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS KIM D. BLICKENSTAFF
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 183,344
	8.	SHARED VOTING POWER 1,071,457
	9.	SOLE DISPOSITIVE POWER 183,344
	10.	SHARED DISPOSITIVE POWER 1,071,457
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,801 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	This amount reflects the number of shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person.
(2)

Consists of (i) 183,344 shares of Common Stock the Reporting Person has the right to acquire pursuant to the exercise of vested and unvested stock options held by the Reporting Person (the “Options”), (ii) 486,494 shares of Common Stock held by the Kim Blickenstaff Revocable Trust dated April 15, 2010 (the “Trust”), for which the Reporting Person is the trustee, and (iii) 584,963 shares of Common Stock underlying warrants held by the Trust.

(3)	The percentage of class is based on 10,117,029 shares of Common Stock issued and outstanding as of October 17, 2017.
(4)

The Reporting Person is voluntarily reporting all shares underlying the Options regardless of whether they are currently vested or unvested, and regardless of the date on which they will become vested.  In the event the Reporting Person only included 133,093 shares of Common Stock underlying the Options that are vested or will be vested and exercisable within 60 days of the date hereof, the percentage of class would be 11.1%.

1.	NAMES OF REPORTING PERSONS KIM BLICKENSTAFF REVOCABLE TRUST DATED APRIL 15, 2010
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,071,457
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,071,457
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,071,457 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (1)(2)(3)
12.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	This amount reflects the number of shares of the Common Stock that may be deemed beneficially owned by the Reporting Person.
(2)

Consists of (i) 486,494 shares of Common Stock held by the Reporting Person, for which Mr. Blickenstaff is the trustee, and (ii) 584,963 shares of Common Stock underlying warrants held by the Reporting Person.

(3)	The percentage of class is based on 10,117,029 shares of Common Stock issued and outstanding as of October 17, 2017.

EXPLANATORY NOTE:  This Amendment No. 3 to Schedule 13D (the “Amendment”) is being filed on behalf of Kim D. Blickenstaff (“Mr. Blickenstaff”) and the Kim Blickenstaff Revocable Trust dated April 15, 2010, of which Mr. Blickenstaff is trustee (the “Trust”, and together with Mr. Blickenstaff, the “Reporting Persons”), to amend the statement on Schedule 13D relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tandem Diabetes, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2013 (the “Original Schedule 13D”) and amended by the filing of Amendment No. 1 to Schedule 13D, as filed with the SEC on November 27, 2013 (“Amendment No. 1”), and Amendment No. 2 to Schedule 13D, as filed with the SEC on April 4, 2017 (“Amendment No.2”, and together with the Original Schedule 13D and Amendment No. 1, the “Previously Amended Schedule 13D”).  This Amendment is being filed to report the Trust’s purchase of 285,700 shares of Common Stock, Series A Warrants to purchase 285,700 shares of Common Stock (the “Series A Warrants”) and Series B Warrants to purchase 285,700 shares of Common Stock (the “Series B Warrants”, and together with the Series A Warrants, the “Warrants”) in the Issuer’s firm commitment underwritten public offering that closed on October 17, 2017.  The Previously Amended Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Previously Amended Schedule 13D remains in full force and effect.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Previously Amended Schedule 13D.

All share amounts, exercise prices and other amounts set forth in this Amendment have been adjusted to reflect the impact of the 1-for-10 reverse stock split of the Common Stock that became effective on October 9, 2017.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Previously Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

Mr. Blickenstaff has the right to acquire 183,344 shares of Common Stock upon the exercise of vested and unvested options that were granted without consideration in exchange for employment by the Issuer.  Of this amount, 133,093 shares are issuable upon the exercise of options that are exercisable within 60 days of the date hereof.

The Trust owns 486,494 shares of Common Stock, of which 285,700 shares of Common Stock were purchased on October 17, 2017 in the Issuer’s firm commitment underwritten offering (the “Public Offering”).  The source of funds for the purchase of the shares of Common Stock in the Public Offering was trust funds.  The Trust also holds warrants to purchase in the aggregate 584,963 shares of Common Stock, of which Series A Warrants to purchase 285,700 shares of Common Stock and Series B Warrants to purchase 285,700 shares of Common Stock were purchased in the Public Offering.

Item 5. Interest in Securities of the Issuer

Item 5 of the Previously Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

Mr. Blickenstaff is the beneficial owner of an aggregate of 1,254,801 shares of Common Stock, representing 11.5% of the outstanding Common Stock.  Mr. Blickenstaff’s ownership is comprised of (i) 183,344 shares of Common Stock issuable upon the exercise of vested and unvested options, 133,093 of which are issuable upon the exercise of options that are exercisable within 60 days of the date hereof, (ii) 1,071,457 shares of Common Stock held by the Trust, and (iii) 584,963 shares of Common Stock underlying warrants held by the Trust.  Mr. Blickenstaff is voluntarily reporting all shares underlying the options as beneficially owned by Mr. Blickenstaff on this Amendment regardless of the date on which such options vest.

The Trust is the beneficial owner of an aggregate of 1,071,457 shares of Common Stock, representing 10.0% of the outstanding Common Stock.  The Trust’s ownership is comprised of (i) 486,494 shares of Common Stock held by the Trust, and (ii) 584,963 shares of Common Stock underlying warrants held by the Trust.

All percentages in this Item 5 relating to beneficial ownership of Common Stock are based on 10,117,029 shares of Common Stock issued and outstanding as of October 17, 2017, as reported by the Issuer to the Reporting Persons.

(a)	Regarding the number of shares as to which each Reporting Person has:
i.	sole power to vote or direct the vote: See line 7 of the applicable cover sheets for such Reporting Person.
ii.	shared power to vote or to direct the vote: See line 8 of the applicable cover sheets for such Reporting Person.

iii.	sole power to dispose or to direct the disposition: See line 9 of the applicable cover sheets for such Reporting Person.
iv.	shared power to dispose or direct the disposition: See line 10 of the applicable cover sheets for such Reporting Person.
(b)	None.
(c)	Not applicable.
(d)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The outstanding option table in Item 6 of the Previously Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

The following table summarizes the terms of all outstanding options that Issuer has granted to Mr. Blickenstaff pursuant to the Issuer’s 2006 Stock Incentive Plan or the Issuer’s 2013 Stock Incentive Plan.

Type of Option	Grant Date	Number of Securities Underlying Options (#)	Option Exercise Price ($)	Vesting Schedule	Option Expiration Date
Incentive Stock Option	4/23/2013	6,048	$11.059	Shares vest in 24 equal monthly installments beginning on May 23, 2013.	4/23/2023
Nonqualified Stock Option	4/23/2013	51,423	$11.059	Shares vest in 24 equal monthly installments beginning on May 23, 2013.	4/23/2023
Incentive Stock Option	11/13/2013	1,333	$150.00	Shares vest as to 25% on 11/13/2014 and the remainder in 36 equal monthly installments.	11/13/2023
Nonqualified Stock Option	11/13/2013	53,566	$150.00	Shares vest as to 25% on 11/13/2014 and the remainder in 36 equal monthly installments.	11/13/2023

Incentive Stock Option	5/21/2015	1,677	$119.20	Shares vest as to 25% on 5/21/2016 and the remainder in 36 equal monthly installments.	5/21/2025
Nonqualified Stock Option	5/21/2015	14,112	$119.20	Shares vest as to 25% on 5/21/2016 and the remainder in 36 equal monthly installments.	5/21/2025
Nonqualified Stock Option	2/16/2016	23,685	$69.50	Shares vest as to 25% on 2/16/2017 and the remainder in 36 equal monthly installments.	2/16/2026
Nonqualified Stock Option	5/17/2017	31,500	$9.00	Shares vest as to 25% on 5/17/2018, and the remainder in 36 equal monthly installments.	5/17/2027

The third paragraph following the outstanding option table in Item 6 of the Previously Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

On October 17, 2017, in connection with the Public Offering, the Reporting Persons, together with other officers, directors and stockholders of the Issuer, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of the final prospectus for the Public Offering. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Lock-Up Agreement attached as Exhibit B-3 to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on October 13, 2017, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1.1

Form of Lock-Up Agreement entered into by and among the Company, the underwriters and certain officers, directors and stockholders of the Company (incorporated by reference to Exhibit B-3 of Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2017.

10.1

2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 7, 2013 (File No. 333-191601)).

10.2

2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 of the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 1, 2013 (File No. 333-191601)).

99.1	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 99 of the Original Schedule 13D filed with the Securities and Exchange Commission on November 26, 2013).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 23, 2017.

/s/ Kim D. Blickenstaff

Kim D. Blickenstaff

         Kim Blickenstaff Revocable Trust dated April 15, 2010

By: /s/ Kim D. Blickenstaff

Name: Kim D. Blickenstaff

Title: Trustee